Exhibit 3(ii)

Section 2.06 of the Bylaws shall be amended and restated to read in full as follows:

Section 2.06 - Removal and Resignation -

(a)                    Removal by Shareholders.  A director may be removed by shareholders only in accordance with the articles of incorporation of the corporation.

(b)                   Removal by Action of the Directors.  The board of directors may declare vacant the office of a director if that director:  (i) has been judicially declared of unsound mind; (ii) has been convicted of an offense punishable by imprisonment for a term of more than one year; (iii) has failed to attend at least 75% of the regular meetings (within the meaning of Section 2.07) of the board of directors held during an entire calendar year, or has failed to attend three consecutive regular meetings (within the meaning of Section 2.07), (iv) if within sixty (60) days after notice of his or her election, the director does not accept such office either in writing or by attending a meeting of the board of directors and fulfilling such other requirements of qualification as these bylaws or the articles of incorporation may provide; or (iv) is ineligible for any reason to serve as a director of the Corporation’s principal insurance subsidiaries.

(c)                    Resignation.  Any director may resign at any time from his or her position as a director upon written notice to the corporation.  The resignation shall be effective upon its receipt by the corporation or at such later time as may be specified in the notice of resignation.

(d)                   Mandatory Resignation.  Any director elected after March 1, 2004, who subsequently attains the age of 75, may not be reelected to the board of directors after age 75.  This restriction shall not apply to any director who was serving on the board of directors prior to March 1, 2004.

The Bylaws shall be further amended to add Section 2.20 - Attendance, which shall read in full as follows:

Section 2.20 – Attendance -  Any person who shall be elected to the board of directors shall be required to attend all regular meetings thereof and all meetings of the board committees of which he or she is a member.   Failure of any director to attend at least 75% of the regular meetings of the board of directors held during an entire calendar year, or failure of any director to attend three consecutive regular meetings, , shall allow the Board to exercise its rights under Section 2.06(b) hereof.  Also, any member of any board committee who shall fail to attend at least 75% of that committee’s meetings held during an entire calendar year shall automatically be deemed to have surrendered his or her committee membership and such membership shall be considered terminated as of the end of that calendar year unless prior to that time the board of directors excuses the absence.